Exhibit 99.6
Afternoon Earnings Call

INFOSYS  LIMITED
AFTERNOON EARNINGS CALL
July 12, 2011

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Member of the Board

V. Balakrishnan
Member of the Board and Chief Financial Officer

BG Srinivas
Member of the Board, Head of Europe and Head, Manufacturing,

Prasad Thrikutam
Head, Energy, Utilities, Communications & Services

Ashok Vemuri
Member of the Board, Head of Americas and Head, Financial Services & Insurance

Swaminathan D
Infosys BPO –CEO

INVESTORS

Rahul Bhangare
William Blair & Company

Ankur Rudra
Ambit Capital

Diviya Nagarajan
UBS Securities

Edward Caso
Wells Fargo

Sandeep Agarwal
Antique Stock Broking

Rod Bourgeois
Bernstein

Rishi Maheshwari
Enam AMC

Shradha Agarwal
B&K Securities

Dipesh Mehta
SBI Caps Securities Limited

Viju George
JP Morgan

Ashwin Mehta
Nomura

Mitali Ghosh
Merrill Lynch

Moderator

Ladies and gentlemen good day and welcome to the Infosys Earnings Conference Call. As a reminder, for the duration of this presentation, all participant lines will be in the listen-only mode. There will be an opportunity for you to ask questions at the end of today’s opening remarks. Should you need assistance during this conference call, please signal an operator by pressing ‘*’ and then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Mr. Avishek Lath of Infosys, thank you and over to you, Mr. Lath

Avishek Lath

Thanks, Rochelle. Good afternoon, ladies and gentlemen. I am Avishek from Investor Relations in Bangalore. We thank you all for joining us today to discuss the financial results for the quarter ended June 30, 2011.

Joining us today in this conference are CEO and M.D. – Kris Gopalakrishnan, COO – S.D. Shibulal, and CFO – V. Balakrishnan along with other member of senior management.

We will start with a brief statement on the performance of the company during the quarter ended June 30, 2011, outlook for the quarter ending September 30, 2011, and the year ending March 31, 2012, and subsequently we can open up the discussion for Q&A.

Before I hand over to the Infosys management I would like to remind you that anything which we speak which refers to our outlook for the future is a forward looking statement which must be read in conjunction with the risks that company faces. The full statement and explanation of the risks is available with our filings with SEC. This can be found on www.sec.gov. Now I will pass it on to the Infosys management.

Kris Gopalakrishnan

Thank you. Good morning, good afternoon and good evening to every one of you.

Let me give you where we are today. Overall, a good performance for the quarter. We have exceeded the upper end of the guidance. Our guidance was $1,643 mn - $1,659 mn, our revenue for the quarter was $ 1,671 mn, a sequential growth of 4.3%. Volumes increased by 4%. So compared to the last two quarters, the volume pick up was good. The onsite volumes increased by 6.8%. Typically, this happens when growth picks up because our projects start onsite. Our revenue per employee, increased by 1.2%, so basically pricing continues to be stable. We are seeing a flat pricing environment.

Utilization is lower than what we would normally like to see. We normally expect the utilizations or we plan for utilization of 78% utilization. Right now, it is 73.3%. This is because we took a decision to recruit ahead of a demand to create a strategic bench and we believe that if growth picks up this bench is going to help us actually take advantage of the growth.

Our operating margin for Q1 is down by 3 percentage points but we had guided for 4% decline and in that sense slightly better. Attrition has come down to 15.8%. Our guidance for the second quarter 3.5%-5.0% sequential growth and for the entire year we are keeping our guidance the same at 18%-20%.

From the numbers, if I look at the strategy and what I see with environment, strategically, we have announced a reorganization of the business to take advantage of trends that we see, to take advantage of how clients are buying technology, buying IT services and how they perceive Infosys. So we are aligned along industry verticals in the go-to-market sense. We have 4 industry vertical grouping. Similarly, from a services perspective, we have 3 groupings - Business operations which include application development, maintenance, infrastructure management, business process management and testing services, etc. We have Consulting services and systems integration services. These are the traditional consulting services, enterprise solutions, and system integration. The third is products, platforms and solutions created for trying to address the trend towards platforms, cloud and new engagement model etc. So we believe that we are now well- positioned to serve our clients better, we are well-positioned to broadly address our clients requirements from business operations, from transformations and from products, platforms and solutions perspective.

We also have invested in creating a unit focused on cloud, another one focused on mobility and the third focused on sustainability and again that will help us in the future. We had 3 large deals; three transformational deals, 26 new clients; the top five grew 8.2% and five platform deals. As we increase our revenue from platforms, once the revenue profile changes because this is a pay-for-usage kind of model and you start getting better margins over time. Second, we are also executing our strategy of non-linearity where we want to create a disconnect between the revenue growth and employee growth and we are very glad that we have been able to secure 5 platform deals this quarter. So overall good performance. We are well-positioned for the future from a strategy perspective, from a capacity perspective and from a thought-leadership perspective.

Let me hand it over to my colleague, S.D. Shibulal.

S.D. Shibulal

Thank you Kris. I will give a bit of color on the growth this quarter in various segmentations. As Kris said, we have realigned our structures as well as our segmentation reporting to the new industry verticals we have created. We have 4 industry verticals today - FSI which consists of Banking, Financial services and Insurance. Quarter-on-quarter, FSI grew by 3.3%. The second one is manufacturing, which grew by 4.0%. The third one is Retail, CPG, Transportation, Logistics, Life Sciences and we also club Healthcare there for reporting purposes. It grew by 10.1%. The last one is Energy & Utilities, Communication, and Services which grew by 0.4% quarter-on-quarter. So the growth has been led by Retail and Manufacturing.

We have a very strong pipeline. We had 3 transformational deals and 3 large deals closed in Q1. Our pipeline for large deals is about 12-14 with an incubation period of anywhere between 3-9 months based on the size and complexity of the deal.

Now, the spending in each of the verticals is driven by different factors. For Energy and Services vertical, it is driven by smart grid for the energy, production optimization, health, and safety. For the utilities side, it is driven by smart grid. We are also seeing outsourcing picking up in some of the communication services providers space in Europe which traditionally has not been open to outsourcing or offshoring. For the Manufacturing segment, it is driven by creating smarter organization, simplification, harmonization of business processes and transformational work. For FSI, it is driven by risk, compliance and governance. For Retail where we are seeing a very good traction for our platforms and products, it is driven by Digital commerce, Digital Marketing, mobile commerce and as well as moving out of their home turf to create growth. All of those are giving us opportunities for growth.

Kris talked about volume growth; volume grew by 4%; 6.8% onsite and 2.7% offshore which in general indicates strong project starts.

We added 26 new clients in this quarter. Our million dollar client base went up from 366 to 374 this quarter. We also added four new additions to our $50 mn client base; it went up from 28 to 32. The growth this quarter has been driven by the large clients; the top 5 clients grew by 8.2% and the non-top five grew by 3.6%. Our million dollar clients went up to 374 and also looking back at the client additions we have good client additions in US Global 500 and Global 500.

With this let me hand it over to Bala. Thank you.

V. Balakrishnan

Good afternoon, friends. This quarter is better than what we expected. When we gave guidance in the beginning of the quarter, we said at the upper end we could grow by around 3.5% this quarter. We actually grew at 4.3%. The volume growth came much better than what we expected and the pricing went up by 1.2%. In constant currency it is almost flat. So overall it came better than what we expected.

We gave a margin decline of 4% in the first quarter, partly to do with currency and partly to do with the wage increases which have come into effect of April 1st. We gave 10-12% increase in wages in offshore and around 2-3% onsite. That had an impact of close to 250 basis points on the margins. When we closed the quarter the margins came better than what we expected, one because of the incremental revenue growth and two, because of the uptick we saw in pricing to some extent. The gross margin went down by around 300 basis points instead of 400 basis points what we guided for and that has also reflected in the operating margins.

The currency has become very volatile. The rupee in fact has appreciated during the quarter. If you look at the cross currencies, most of the currencies whether it is Euro or Australian Dollar or GBP, they all moved somewhere between 6-8% against the dollar this quarter. We continue to hedge for short-term. We are not taking a long-term view because of the volatility we see in the environment. At the end of the quarter we have close to $745 mn of hedging cover, it was $ 620 mn last quarter. So we have seen the cross currency is moving in our favor during the quarter, that has reflected in higher non-operating income of close to $ 10 mn for the quarter. The non-operating income is also higher because the yield has gone up. The yield we got in the first quarter was 9.5%. So the yield has gone up and we saw some benefit because of currency. Hence the non-operating income has increased during the quarter. The effective tax rate went up to 28%. We always said that it could be somewhere between 27-28% but it could be closer to 28% and we have seen the effective tax at 28% and hence the EPS has come much better than what we expected. Net-net, our net margins have gone down by around 300 basis points during the quarter.

We had given a revised guidance for the full year. We have not changed the revenue guidance; it is still at 18-20% in dollar terms. We assumed the pricing environment to be stable for rest of the year. We had taken the first quarter pricing and assumed it will remain constant for the rest of the year. We have not changed guidance for hiring people. We are still going to hire 45,000 employees gross. In fact, we hired more than what we guided for in the first quarter. We hired 9,922 as against 6,500 what we guided for. In the second quarter we are hiring 12,000 people and for the full year we could be hiring some 45,000 people. We are also assuming that the rupee-dollar rates could be at 44.50 for the rest of the year.

So net-net, if you look at the full year, the operating margins could decline by around 2.5%. Earlier, we guided for 3% decline, now it is 2.5%. The increase in margin guidance is one, because of currency. The average rate of rupee-dollar last year was 45.54, this year it could be 44.72. That is a 1.8% appreciation in the rupee which could impact the margin by around 80 basis points. The utilization could be lower by around 200 basis points. Last year the utilization including trainees was 72%, this year because we are projecting for 18-20% growth and we are hiring so many employees it could come down to 70%. That could have an impact of around 90 basis points on the operating margin and rest of it could be salaries. Salaries could be another 80 basis points because we cannot absorb the full impact of wages since we are predicting only 18-20% growth. What it means is currency is external, we do not have much control but the utilization and the salary impact could get absorbed if we see a better growth than what we are guiding for. The challenge for us today is the customer’s budget looks good but we do not know whether they will spend. There is lot of volatility in the spending because of the environment. If they actually spend then probably we could see higher degree of growth. For the full year, the effective tax rate could still be closer to 28%. The yield could slightly come down for non-operating income because interest rates could soften over the next few quarters. Overall, I think we are much better than what we guided for in the beginning of the year. That is reflected in the revised margin for the rest of the year and if things really pan out much better, we could look better.

Thank you. Now, we can open it up for Q&A.

Moderator

Thank you very much. Ladies and gentlemen, we will now begin the question and answer session. To ask a question at this time please enter ‘*’ followed by ‘1’ on your touchtone telephone. If your questions are answered, you may withdraw your question from the queue by pressing ‘*’ followed by ‘2.’ Participants are requested to please use only handsets while asking a question. The first question is from the line of Rahul Bhangare of William Blair & Company. Please go ahead.

Rahul Bhangare

Hi, thank you for taking my questions. Two questions; one, could we get an update on traction in Europe and also second question is on update on the visa situation?

Kris Gopalakrishnan

I will ask BG Srinivas to give an update on Europe.

BG Srinivas

In Q1 we had flat Europe revenues sequentially while year-on-year, the growth rate is still around 20% for the same quarter as compared to last year. Market sentiment in terms of the macro environment is subdued, the usual challenges Europe is facing for the last two quarters including the debt crisis, the challenges in the Euro zone, also the fact that the fiscal stimulus which was induced almost 18 months ago is more or less coming to an end. At the same time the businesses across the various sectors we operate in core market within Europe, we see the businesses continue to be relatively stable across sectors. The business costs the people are making in terms of technology spend continues to be normal, there is no significant change. The IT spend again year-on-year was relatively flat or 0-3% increase in the IT spend as far as the budgets are concerned. So while the macro indicators are subdued, at the businesses we do not see a significant change. The pipeline is reasonably good both in Continental Europe as well as in UK and this is again across sectors. We are reasonably well-placed with the investments we have made in Europe and we continue to enhance our local presence in Germany and France and we are expanding our near-shore center capacity in Poland as well as in Czech Republic. We see the pipeline being robust and some of the transformation deals which are close to closure and one large outsourcing deal to close in the next two weeks would help us gain momentum for growth in Q3 and Q4.

Kris Gopalakrishnan

On the visa situation we have no other update that what we have already said. Since this is under subjudice, we cannot comment further on this. We are cooperating with authorities with respect to this subpoena which has been served. That is the update I have.

Rahul Bhangare

That’s all, thank you.

Moderator

Thank you. Our next question is from the line of Ankur Rudra of Ambit Capital, please go ahead.

Ankur Rudra

Hi, thanks for taking my question. The first question is on the telecom vertical. Can you elaborate what you have seen through the course of the quarter, the reason for the weakness and how should we expect this going forward?

Prasad Thrikutam

In telecom overall, if you look at the way how our clients industries are progressing, on the wireline side work pressures continue to impact our customers. They are still in the cost take off mode. If you look at wireless, if you look at cables, if you look at media and entertainment, we see that data traffic for example is going up almost 300% year-on-year. We are beginning to see a lot of capex investments for 3G and 4G upgrades of telecom structure. Currently Infosys exposure is higher on the wireline side and we are beginning to see a pipeline build up very well on the wireless, cable and media and entertainment. In fact in Quarter 1 we won two very interesting deals, one a satellite dish company and another one is a telecom service provider to the airlines. Both of these are significant deals. This I think is an indication that in the non-wire line side, the market is pretty active. We are winning good-sized deals and we should see this helping us through the later half of the year. But I think Quarter 2 will start to see the flattening out of the bottom. We are expecting things to improve Q3 onwards but it will take some time to negate some of the drops that we are having on the wireline side given the big exposure that we have in our revenues.

Ankur Rudra

Thanks for that. Similarly on Europe could you elaborate on the quarter-on-quarter constant currency decline and you have spoken about the outlook but the reason for the decline, was it related to the drop in the telecom revenues?

Kris Gopalakrishnan

European currency appreciated and that had a positive impact from a growth perspective. On the telecom side as Prasad was describing, the issues are different. Most of our revenues are coming from the wireline side whereas the future is in wireless and cable, and that is the transition we have started to make.

Ankur Rudra

One last question, could you maybe elaborate on the reasons behind the rising days of unbilled revenues, any changes to the nature of business which is leading to that, thanks?

V. Balakrishnan

No, you should not see unbilled on a standalone basis, you have to see the movement in unearned and unbilled. Definitely the fixed price competent has gone up in the business, that to some extent reflects why the unbilled has gone up but if you look at net of unearned unbilled it has not gone up significantly.

Ankur Rudra

Thank you.

Moderator

Thank you. Our next question is from the line of Diviya Nagarajan of UBS, please go ahead.

Diviya Nagarajan

Hi. A couple of questions. One, Ashok the BFSI segment seems to be rather weak the last couple of quarters. Is this a beginning of a softer trend in financial services after the strong year we had last year?

Ashok Vemuri

Financial services has grown this quarter by about 3.3% quarter-on-quarter and there are certain components of that which have shown much more robust growth. If you look at the capital markets business, that has grown about 5.5%, our banking business has grown on the services side by about a similar percentage. We have had some challenges on our discretionary spend which is nothing secular but something that we understand and we are accounting for. Overall from where we were last quarter, that is our Q4 to our Q1 there has been significantly robust growth comparatively. I think what is also happening is that there is a significant change in the mix of business to the percentage of revenue today that we derive from our consulting and system integration business or from our product, platforms and solutions practices which have grown higher in percentage terms. So we are very happy with changing quality of revenue as well as the nature of these in the service footprint expansion that we are seeing in the financial services market. The other heartening thing for us is that our Australian financial services practice is showing some very good returns and we are also beginning to see some good traction in the Asian market. So clearly notwithstanding some of the issues that are there in the macro economy which impact our financial services clients first, we are definitely seeing from our last quarter performance that it has not necessarily impacted our business, but having said that I think it is important also to mark that given that financial services clients will be the first to see any disruption in the macro economy, we are still finding it a little difficult to call what the next quarter would be or the subsequent quarter will be in terms of the robustness of growth.

Diviya Nagarajan

Thanks that was helpful. And Bala, I think in the morning you spoke about building enough capacity within this system so that if there is a spike in demand you will be able to service it. Currently utilization is running at pretty low levels but at what point in time will you start saying that I do not really that there is spike this year and therefore, I am going to start tightening utilization. What will prompt you to do that?

V. Balakrishnan

I think it is too early for that now. Probably we will wait for a couple of quarters, see how the clients spending behavior changes and if there is some stability and if they actually spend the budget, we will look much better. If the utilization goes below 70%, then we have to have a re-look.

Diviya Nagarajan

Right, I am also trying to understand how this kind of preparedness ties-in with your earlier comments on macro being very uncertain. Wouldn’t you rather then run a tighter bench because there are uncertainties today so high that we really do not know whether there will be a spike?

V. Balakrishnan

That is a wrong thing to do because client’s budgets are not cut. They are still living with the budget which they finalize in the beginning of the year. That means there is an intention to spend. It is a question of how comfortable they are with the environment to spend, if you see some stability the clients will actually come and spend. That is why we are saying this year is not like a normal year where you are going to see a front loaded growth; you are going to see a growth spread evenly across quarters because the clients will start spending depending based on how comfortable they are with the environment. I think, as long as the clients are not cautious enough to cut their budgets and still living with the budgets and fine-tuning their spending only because of the environment, I think we can live with a lower utilization and if the growth comes, we will look much better.

Diviya Nagarajan

Thanks. And lastly offshore pricing was down about 1.5% in constant currency in the services side, any trends there? Was it specific to a certain set of clients or geographies and how can we extrapolate this for the rest of the year?

V. Balakrishnan

Do not read too much in the quarterly numbers on all this. You have to take a long-term view. We do not see any big thing which changes the pricing in the short term.

Diviya Nagarajan

Thanks and all the best for the rest of the year.

Moderator

Thank you Ms. Nagarajan. Our next question is from the line of Edward Caso of Wells Fargo, please go ahead.

Edward Caso

Good evening, thank you for taking my question here. Just wondering in general terms can you talk about what you are seeing on discretionary spending trends relative sort of lights on and are your clients asking you more of value added services, so can you give us a general trend? Thank you.

S. D. Shibulal

This is Shibulal. Our discretionary spend is predominant in the area of consulting and systems integration and vertical by vertical we are seeing different trends. In retail, we are seeing discretionary spend due to digital consumer and we are also getting benefits out of that through our digital marketing platform and some of the transformational deals which we have won, the mobility work which we do and also working with them on the strategy of moving out of the home turf and entering into new markets. So that is for retail.

For FSI, we are seeing discretionary spend led by risk compliance and governance. The discretionary spend related to M&A activity is winding down whereas at the same time there is more activity on risk and compliance and governance. We are working with multiple clients in that area.

From a manufacturing perspective, it is about smarter organization. Manufacturing organizations are looking at harmonizing their business procedures, transforming themselves for simplicity and also for cost optimization. We are seeing traction from that area and we are getting benefits.

When you look at the energy & utilities and services it is important to look at them more discreetly. If you look at energy, it is driven by growth, smart grid, production optimization, sometimes health and safety. When you look at utilities, it is driven by smart grid. In auto and aero, it is driven by PLM kind of activities. Again we are getting benefits out of that space.

So as I said, our discretionary spend is consulting, systems integration and a part of application development and maintenance revenue and then the products revenue. So I would say our discretionary revenue is somewhere between 35% to 40%.

Edward Caso

Can you talk a little bit about how your clients are coming to you and asking for help in entering some of these emerging markets? I heard earlier a comment about Asia being strong in financial services. Does Infosys have an edge here; maybe you can help me out here, thank you.

S. D. Shibulal

Definitely, if you look at our strategic direction of building tomorrows enterprise which is very clearly articulated now with the clients, what we are doing is to conduct what we call innovation workshops. We talk to the CXO level contacts whom we have where myself, Kris, Ashok, BG, Pravin, Prasad, Steve and Bala, when we meet them we discuss the investments which we are making in these areas and from that we generally move on to innovational workshop and from that we will identify specific phenomenon or themes which are of importance to them. When you talk about retail or when you talk about financial services, there is good traction on the digital consumer space; for manufacturing there is traction on the smarter organization; for energy and utilities there is traction on the sustainability space. So we are clearly identifying these areas of investments. We have identified 7 of them. We have them well defined. We have thought leadership, people, investment and patents in these areas and that is starting to convert itself into revenue streams. Eventually there are three things we can do with the clients. Number one, we can co-create a solution, number two, we can do a transformation program and number three, use one of our accelerators. In some cases, when Kris talked about the 5 platform deals or talked about the deals we have in the digital marketing space, it is about using our accelerators. When we talk about some of the transformational programs, the linkage to transformation programs is yet to solidify. For the co-creation space, we already have 2 co-creation opportunities running right now. With that let me hand it out to BG. BG wants to add something.

BG Srinivas

Some of the clients in the manufacturing sector including automotive, they are rapidly expanding into India and China and when we discuss with them and conduct this co-creation workshop, as a part of its expansion plan, both on the R&D front as well as on the IT front, we are able to support, advise them on what they need to be doing in India and China and also help them set up systems. For example, when it comes to IT systems because they are supporting them globally, we are able to extend that to India as well and in few cases we have in fact offered them to host a whole set from an IT perspective. On the R&D front we are able to help them support on localization initiatives and set up local extended R&D facilities for our clients.

Edward Caso

My last question is around employee attrition. Infosys is not known as the most aggressive wage increaser. What is the reaction, can you talk a little bit about attrition as the quarter has gone on and how did employees react to the latest wage increase?

S. D. Shibulal

Our wage increase is rolled out, 10-12% offshore and 2-3% onsite. The response has been pretty good. In percentage terms, our attrition has come down quarter-on-quarter from 17% to 15.8%. The numbers are slightly larger because our employee base has gone up. Also our involuntary attrition is about 1% which consists of trainee failures and other involuntary attrition.

Edward Caso

Thank you.

Moderator

Thank you Mr. Caso, our next question is from the line of Sandeep Agarwal of Antique Stock Broking, please go ahead.

Sandeep Agarwal

Hello sir, I have a couple of questions. One was on the onsite component which has increased if I see your operating metrics, the efforts have gone up 90 basis points in onsite. So how much impact does that have on the software development cost or basically on the gross margins? I see your sub-contracting cost has also gone up by around Rs 40 crores in the quarter. So will it be safe to assume that this is just because of the high growth in the onsite business and will even out going forward?

S. D. Shibulal

In a sense this is good news because when we seen onsite go up disproportionately to the overall growth, 6.8% onsite growth versus 4% overall growth, it typically indicates higher number of projects starts and in that sense it is good news. Our sub-contracting cost also includes our pass through revenues which is very small though. There are no secular trends involved in both. As year progresses and as the growth picks up, we believe the onsite offshore ratios will settle back into the regular range.

Sandeep Agarwal

Okay, thank you sir, that is all from my side.

Moderator

Thank you Mr. Agarwal, our next question is from the line of Rod Bourgeois of Bernstein, please go ahead.

Rod Bourgeois

Was your growth in the June quarter somewhat held back due to all the organizational changes you were making during the quarter? And if so, when do think this sort of organizational distraction will be subsided?

S. D. Shibulal

Actually if you look at the organizational changes we have made, we have completed the entire business operational space and we have not missed a beat. 55,000 people got changed and got merged with four industry verticals, we have new leaders coming into place, we have created new processes and we have not really missed a beat and not only that, we have not lost too many people. Whenever you make these kinds of large scale organizational changes, one needs to be cautious of the fact that you could end up losing people and we are not seeing that. The consulting and system integration space is comparatively smaller but I would agree that it is slightly more complex because we are integrating consulting, enterprise solutions and system integration. It is being done by a PMO which we have set up headed by Srinath Batni and so far things are going pretty smooth.

Rod Bourgeois

Okay. But the growth changes make a whole lot of sense for the long run. I am just trying to get a sense in the short run, have these changes caused management focus to be more focused internally and potentially have distracted from your growth in the short run. Have you see any of that? In other words, could your growth have been higher in the June quarter had these organizational changes not been underway and if so, does that headwinds subside over the next few months?

Kris Gopalakrishnan

Not really. If you look at last 3 quarters, we had the second half of last year where the growth had slowed down. Our volumes had declined by 1.5% in March then we have picked up to 4% growth this quarter. We believe that our momentum has picked up and also the org change is almost completed and this is behind us also. We do not believe that the growth is impacted due to organizational change. It is more of a factor of the slowdown in the second half of last year and then momentum has to be picked up and that is what is happening now.

Rod Bourgeois

On the topic of momentum, is decision making on discretionary deals holding steady or improving or declining versus the trend in discretionary spending decision 3 months ago?

S. D. Shibulal

What we are seeing is a slight slowness in decision making and also shorter reaction time from our clients. It is a reflection of the continued economic uncertainty, unemployment, lack of consumer confidence and some of the sovereign crisis.

Rod Bourgeois

I guess the question is that are you seeing slowness versus where you were 3 months ago or just slowness versus a year ago where we were in much more of a resurgence in demand phase?

S. D. Shibulal

No, it is not a comparison which is one year back, it is more of a comparison over the last 3 months and it is marginally slow.

Rod Bourgeois

Thank you guys

Moderator

Thank you Mr. Bourgeois, our next question is from the line of Rishi Maheshwari of Enam. Please go ahead.

Rishi Maheshwari

Thanks. Over the last year, I have been hearing from you that your clients are taking short-term decisions and you just mentioned the last note, shall I say piecemeal decisions regarding the budget spend. As a result, I understand that the deal sizes would also turn out to be smaller than earlier. I wanted to understand the implication of the deal sizes getting smaller in comparison with the deals that you participated in may be about 2 years ago. Do the small deals allow you to participate in more RFPs than you could have earlier participated in and if it is so, then has it been beneficial for you by means of the sweet spot that you would like to address?

Kris Gopalakrishnan

In fact larger deals are back in consideration. We are seeing larger deals. We started seeing larger deals almost 6 quarters back when the recovery started picking up and deals of $ 300 mn to $ 500 mn are possible these days. Of course there are not a lot of them but we are seeing large deals. Typically these deals are of may be $ 50 mn - $ 150 mn but we are seeing some large deals also.

Rishi Maheshwari

And regarding this quarter with respect to the proportion of the lateral hires in this quarter, this has been at about 41% of the gross hires, this is a little unusual when compared to lateral hires as a proportion of the gross hires in June quarter. Is this a reason for more than expected margin declines, at least expectation from our end was a little lower in terms of margin decline? So is that one reason?

Kris Gopalakrishnan

No, see there is seasonality to entry level people joining. They typically join from July onwards. So the seasonality is a factor here rather than anything else.

Rishi Maheshwari

Thank you and wish you good luck.

Moderator

Thank you Mr. Maheshwari, our next question is from the line of Shradha Agarwal of B&K Securities. Please go ahead.

Shradha Agarwal

Hi sir, thanks for taking my question. On this quarter around, we saw a surge in onsite volumes and given the fact that Q2 is seasonally a very strong quarter for us, then why is the guidance at 3.5 - 5% quite muted for 2Q?

Kris Gopalakrishnan

Given that the environment is uncertain, we felt that we need to be cautious. What we have done is we have given a guidance of 3.5%-5%. We continue to recruit, against the number of 6500 gross hires in Q1, we recruited 9900 people. In Q2, we are planning to recruit 12,000 people. So we are continuing to recruit keeping a strategic bench hoping if the demand picks up, then we can respond quicker, we can respond better. That is our strategy at this point which is being cautious in terms of projection but keep the capacity available.

Shradha Agarwal

Alright; also in terms of margins if I look at the next quarter’s guidance, we are kind of assuming flattish margins vis-à-vis Q1. Is there any reason why we are assuming flattish margins in the next quarter?

V. Balakrishnan

Because we believe that the environment is still bad and we are not assuming any price increase and we are also hiring 12000 people which means that utilization could be slightly lower than the first quarter. So all that reflects in the margin and if growth comes better than the 5% that we are predicting, then probably the margins could be better.

Shradha Agarwal

Sure, thanks.

Moderator

Thank you Ms. Agarwal, our next question is from the line of Dipesh Mehta of SBI Caps Securities. Please go ahead.

Dipesh Mehta

I just need to understand two things, one is for subsidiary performance. Can you highlight performance of subsidiaries mainly focusing towards China and Consulting as well as BPO and second I am just referring to one data point that is in cost of goods sold, is provision for post-sales client support, that number is unusually higher for the quarter. Can you comment on that? Thanks.

Kris Gopalakrishnan

On BPO, let me invite Swami to comment and then Ashok will comment on Consulting and China.

Swaminathan D

Good afternoon, Swami here. BPO had a pretty stable quarter. We have added 8 new clients during this quarter. For 4 consecutive quarters, we have recorded revenue on a standalone basis of over $100 mn. Year-on-year, the growth has been about 15% and margins have also sort of shown an upward pick of about 15% year-on-year. Our focus over the last couple of quarters has really been to move the business from being transactional to being transformational and that has started to show fairly good results. Our revenue productivity which is a true indicator of how we are doing on this metric, has shown an upward pick of over 18% yoy. The DSO’s have also improved, improving our working capital significantly by over 10%. We have more centers outside of India than in India. Today we have 5 centers in India, 7 outside of India. We are now able to transform our clients both from a standpoint of driving business value to them which is really based on some of our new pricing models and outcome. We are also being able to leverage technology in the sense that today most of our solutions have a fairly large amount of technology component whether it will be in terms of point solutions or platforms.

As we see today, the workforce is pretty diversified. Out of 19,400 people that we have in Infosys BPO, we have over 47 different nationalities which constitutes over 15% of the workforce. In a sense today in the last quarter, there is addition of 8 clients. Infosys BPO today has 100 clients on board. They are very well diversified in terms of verticals like manufacturing, in telecom, in utilities and energy, in retail etc. Today we are able to also provide end-to-end service offering; be it in customer service, finance and accounting, strategic sourcing and procurement, HRO, LPO. In a sense the progress over the last couple of quarters has been very diversified, global delivery model playing into providing fair amount of competitive and strategic advantage to our clients. Thanks.

Ashok Vemuri

With regards to the other subsidiaries, most of our geographical subsidiaries are still sub scale so it would be difficult to comment about their profitability right now. On the consulting side, consulting is the tip of the sphere as it were, as we are going into market with a new value proposition of consulting and system integration or even with regard to product, platforms and solutions. If you look at them only from only a standalone perspective, that performance would not be an accurate picture and as we integrate that much more cohesively with the services that we have in the rest of the company, the full leverage of our consulting business will become apparent.

China is again not fully up to scale. There is performance deterioration for a quarter, there is nothing secular about it. We continue to make investments in China, building out a new campus there and we starting new center in Dalian as well. As I said earlier of the remaining subsidiaries which are more geographically oriented, the Australian subsidiary is actually doing very well driven the great extent by the performance in financial services. Thank you.

Dipesh Mehta

One question which is yet to be addressed is the post-sales client support?

V. Balakrishnan

We look at all the projects on a regular basis. Wherever we have some degree of concern on the SLAs, we do provide for that and we monitor it on a quarterly basis and take a view. This quarter we had seen some projects where we believe there could be some concerns on SLA and we have provided for that. It does not mean it is going to have any impact on us. We have to monitor those projects over the next few quarters and if they come back on track, those could be reversed.

Dipesh Mehta

So is that because of business restructuring or is it the usual?

V. Balakrishnan

No, they are all regular projects. We do it every quarter. This quarter, we have provided for some specific projects. We have to see how it goes in the next few quarters.

Dipesh Mehta

So it has nothing to do with, we are more focused towards platform and non-linearity.

V. Balakrishnan

No sir.

Dipesh Mehta

Okay thank you.

Moderator

Thank you Mr. Mehta, our next question is from the line of Viju George of JP Morgan. Please go ahead.

Viju George

Thanks for taking my question. My question really relates to the guidance for the next quarter EPS level. Despite certain tailwinds coming in the form of revenue growth, the fact that wage inflation is behind us, the fact that you expect the pyramid to improve from here on, you still are guiding for a flattish EPS at best. So I am just not able to understand and reconcile that with the fact that margins should really start looking up from this quarter onwards.

V. Balakrishnan

Our utilization is already low. It is around 73% and we are hiring 12,000 more people next quarter assuming Rs. 44.50 as against Rs. 44.78 that we saw in the first quarter. Both of these will have some impact on the margins. Even though we had assumed 5% growth on the upper end for second quarter, the margins are flat because of these two reasons.

Viju George

Thank you.

Moderator

Thank you Mr. George, our next question is from the line of Ashwin Mehta of Nomura. Please go ahead.

Ashwin Mehta

Just wanted to check in terms of attrition, we have lost near about 7200 people in absolute terms in this quarter. From a quarterly annualized perspective, you are running at almost 22% attrition. What are you seeing on attrition. Is it more seasonal because of the salary hike given out in this quarter or do you see a possibility of that coming off going forward?

V. Balakrishnan

No typically if you look at past 2 years, the attrition in the first quarter is always higher and it normalizes over the next 3 quarters because in the first quarter, most of the companies give a wage hike and there will be some kind of a musical chair happening, but it will get normalized. The good thing is on the last 12-month basis, attrition has come down.

Ashwin Mehta

Thanks. My other questions have been answered.

Moderator

Thank you Mr. Mehta, our next question is from the line of Mitali Ghosh of Merrill Lynch. Please go ahead.

Mitali Ghosh

Thanks. Firstly just wanted to understand the visibility on the full year revenue guidance that you have, is that better to date than what it was at the start of the year because while there does seem to be a slowdown that you are highlighting in the discretionary side, your hiring for the quarter has actually been ahead of what you had targeted. So just trying to reconcile the two?

Kris Gopalakrishnan

It does improve. We are in the second quarter, so for the rest of the year, it does improve. But we want to still be cautious because of the environment. We did see sometimes decisions getting delayed in the very short-term. For example let us say, we are expected to get a sign off on a contract today and then in the environment if something happens like there is an uncertainty about the situation in Greece or something like that, it may get delayed by one or two weeks. That is why we talked about volatility in the client decision making or environment and that is the only thing that brings an amount of caution at this point because there is in the short-term little bit unpredictability.

Mitali Ghosh

Right, secondly Bala in terms of the margin guidance for the year, assuming that let us say only the upper end of the guidance is achieved basically within the revenue guidance that you have given. What are the levers that you would have which you could pull to deliver better margins than what you have guided today?

V. Balakrishnan

Well if you look at the impact, we are talking about 2.5% decline. Of that close to 1% is because of currency on which we do not have much control. We have to see how it is going to behave. The other two are the utilization and also the salary impact could get absorbed if we have better growth. So the best lever we will have for the next 3 quarters is the revenue growth. So if the revenue growth comes better than what we guided for, probably some part of the impact we can absorb.

Mitali Ghosh

Right, my question really was that if the growth is not above guidance, then are we saying that there are very limited levers which you see?

V. Balakrishnan

Well, I am not going to change the guidance now. We have given the guidance based on a growth what we expect and if the growth is within that range, the margin could decline by 2.5%.

Mitali Ghosh

On the pricing front, I know at the start of the year you assumed flat pricing in line with Q4. So would you say that now where you stand, the confidence on pricing increase for the rest of the year is probably lower than what you may be had at the beginning of the year?

V. Balakrishnan

No, pricing reflects the environment. The environment is too volatile and all the large developed nations are going through all the structural issues. Clients are generally cautious. I do not think you could see any substantial increase in pricing if the environment remains what it is today. If the environment stabilizes, probably customers will have more confidence and we could some uptick in prices. The good news is that pricing is not going down, it is almost flat in the first quarter and we believe the pricing environment will be constant for next few quarters.

Mitali Ghosh

So your assumption on pricing for the full year guidance remains unchanged at the Q4 level?

V. Balakrishnan

It has been reconsidered at Q1. But since Q1 on constant currency basis is similar to Q4, what you say is right

Mitali Ghosh

Lastly in terms of the telecom vertical, the decline we saw this quarter was it essentially in just a couple of clients or if it more broad based?

Prasad Thrikutam

The decline is mostly coming from a few clients but if you see the drop rate it has come down quite a bit over the last two quarters. So it is stabilizing and we hope to see this bottoming out in the coming quarter hopefully.

Mitali Ghosh

Thank you very much.

Moderator

Thank you Ms. Ghosh. Ladies and gentlemen, due to time constraints that was the last question. I now hand the conference over to the management at Infosys to add closing comments. Please go ahead.

Kris Gopalakrishnan

Thank you all very much for participating in this call. We look forward to interacting with you during the quarter. Please connect with our investment relationship managers who will connect with any of us if need be, otherwise looking forward to interacting with you next quarter. Thank you all very much for participating.

Moderator

Thank you very much members of the management team. Ladies and gentlemen with that, we conclude this conference call. Thank you for joining us and you may now disconnect your lines.